EXHIBIT 6



                                  CERTIFICATION
                REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
           SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES
                                      CODE

          Royal Group Technologies Limited (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the "Report") with the United States Securities and Exchange Commission.

          I, Lawrence J. Blanford, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

l. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


     Dated: April 29, 2006

                                         /s/ Lawrence J. Blanford
                                         -------------------------------------
                                         Lawrence J. Blanford
                                         President and Chief Executive Officer


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                                  CERTIFICATION
                REQUIRED BY RULE 13a-14(b) OR RULE 15d-14(b) AND
           SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES
                                      CODE

          Royal Group Technologies Limited (the "Company") is filing its annual report on Form 40-F for the fiscal year ended December 31, 2005 (the "Report") with the United States Securities and Exchange Commission.

          I, James G. Lawn, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


     Dated: April 29, 2006

                                        /s/ James G. Lawn
                                        -------------------------------
                                        James G. Lawn
                                        Chief Financial Officer